Northern Dynasty: State of Alaska approves Pebble Project land use permit

April 11, 2017, Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) ("Northern Dynasty" or the "Company") announces that its 100%-owned US subsidiary Pebble Limited Partnership (“Pebble Partnership”) has received notice of approval of a Miscellaneous Land Use Permit (“MLUP”) from the Alaska Department of Natural Resources (“DNR”) for its ongoing activities at the Pebble Project in southwest Alaska.

“The Alaska Department of Natural Resources and other state agencies have had an active oversight presence at the Pebble Project site for more than a decade, and have confirmed that Pebble is a well-managed exploration project,” said Tom Collier, Pebble Partnership CEO. “We will continue our site operations in 2017 in full compliance with the State’s permit conditions, and in a manner that protects the broader public interest in the lands and resources surrounding the Pebble property.”

The Pebble Partnership is in the process of reviewing in detail the state land use permit received today. However, Collier confirmed Pebble will be advancing a program of work in Alaska in 2017 to prepare the project to initiate permitting under the Clean Water Act and National Environmental Policy Act.

Given the extensive work undertaken at the Pebble Project over the past decade or more, and anticipated future activity, the 2017 MLUP includes a requirement for a performance guaranty in the amount of $2 million related to any potential reclamation liability.

The Pebble Partnership maintains an operations base in Iliamna, Alaska with full-time staff responsible for care and maintenance of Pebble Project equipment, facilities and installations. Each year, Pebble staff undertake a program of inspections, and where necessary make repairs to ensure public safety and enhance reclamation, at the 1,300+ borehole sites on the property.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly-owned Alaska-based US subsidiary Pebble Limited Partnership and other wholly-owned subsidiaries, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Marchand Snyman
Chief Financial Officer

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance or the outcome of litigation. Assumptions used by the Company to develop forward-looking statements include the following: the Pebble Project will obtain all required environmental and other permits and all land use and other licenses, studies and development of the Pebble Project will continue to be positive, and no geological or technical problems will occur. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, approvals, licenses and title on a timely basis and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, the final outcome of any litigation, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for surface or underground mining and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.